April 13, 2009

Mr. Nicholas P. Panos,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Amylin Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 31, 2009
File No.: 000-19700

Soliciting Materials on Schedule 14A filed April 3 and 7, 2009
File No. 000-19700

Dear Mr. Panos:

On behalf of our client, Amylin Pharmaceuticals, Inc. (the “Company” or “Amylin”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and the Company’s responses to your letter, dated April 9, 2009 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Preliminary Proxy Statement.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.  References to page numbers herein are references to page numbers in Amendment No. 1.

In some of our responses, we have agreed to change or supplement the disclosures in our filings.  We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why.  We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to us.

Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proxy Statement

General

1.              Please note in the soliciting materials dated March 9, 2009, Eastbourne Capital Management, L.L.C. indicated its intention to use a “white” proxy card in its proxy materials.  As Eastbourne’s soliciting materials were filed before Amylin’s preliminary proxy statement, Amylin’s claim to the use of the same colored card is not consistent with Rule 14a-9.  Please revise your filing throughout to change the color of the proxy card.

Response: The Company has revised the Preliminary Proxy Statement throughout in response to this comment to indicate that the Company will use a blue proxy card.

2.              We note the cover page of Amylin’s Form 10-K for Fiscal Year Ended December 31, 2008 indicates the Annual Meeting of Shareholders will take place on May 27, 2009, yet you have not provided such information in the preliminary proxy statement.  Please revise or advise.

Response: The Company has revised the Preliminary Proxy Statement throughout in response to this comment to provide the date of the Annual Meeting of Stockholders and record date.

Proposal 1: Election of Directors

Amylin’s Nomination Process, page 6

3.              Throughout your proxy and soliciting materials you reference the “rigorous and comprehensive process”, “extensive effort” and “detailed review” when describing the Corporate Governance Committee’s review of qualified director candidates.  Please provide support for such statements and describe the material apsects of the review process referencing specific guidelines, if any, that were considered by the Board and/or the Committee in reviewing its candidates in anticipation for the upcoming annual meeting.  See generally Item 7(d) of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K.

Response:  The Company has expanded its disclosure in the Preliminary Proxy Statement on page 6 in the first paragraph under “Amylin’s Nomination Process” and deleted the words “rigorous” and “detailed” in response to this comment.

4.              In soliciting materials filed on April 3, 2009, Amylin discloses it has worked with a “leading executive search firm.”  Please provide the disclosure specified by Item 407(c)(2)(viii) or advise us why such disclosure is not required.

Response:  The Company has expanded its disclosure in the Preliminary Proxy Statement on page 6 in the first paragraph under “Amylin’s Nomination Process” in response to this comment.

5.              We note the reference to the “proactive and meaningful dialogue with stockholders” and the Lead Director’s effort to “reach out to many of [y]our stockholders to solicit their views on…business strategy and board composition…”  With a view towards possible revised disclosure, please advise us whether Amylin communicated with security holders in the manner specified in Rule 14a-1(l)(iii).

Response:  Amylin’s dialogue with stockholders consisted of oral conversations in which its Chief Executive Officer, Chief Financial Officer and the Lead Independent Director, among others, took part at various times.  No written materials or forms of proxy were given to security holders as part of that dialogue in the manner specified in Rule 14a-1(l)(iii).  Amylin, therefore, does not believe it is necessary to revise the disclosure in the Preliminary Proxy Statement.

6.              We note that in December 2008, both the Icahn and Eastbourne parties presented nominees.  Amylin disclosed that the company “promptly began its evaluation” of such candidates.  Please advise us, with a view toward revised disclosure, why none of the proposed nominees were deemed acceptable to the Board following such evaluations.

Response:  The Company has expanded its disclosure in the Preliminary Proxy Statement on pages 7 and 8 in the last paragraph under each of “Eastbourne” and “Icahn” in response to this comment.  Further, the Company advises the Staff that it did not state anywhere that Icahn’s and Eastbourne’s nominees are not acceptable.  Rather, the Board selected its nominees based on the criteria it determined most appropriate after taking into account the desire for more commercial and operational expertise on the Board expressed by the Company’s stockholders, including Eastbourne.

Other, page 8

7.              We note that you may introduce substitute director nominees.  Further, we note that if any of the nominees should decline or be unable to serve as director, the shares represented by Amylin’s proxy card will be voted for the substitute nominees.  Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other, unnamed nominees to be designated by you at a later date.  Please refer to Rule 14a-4(d)(1) and Item 7 of Schedule 14A.

Response: The Company will not seek authority to vote for unnamed substitute nominees.  The Company has revised page 9 of the Preliminary Proxy Statement in response to this comment.

8.              We note your statement on page 8 that “[e]ach nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.”  Please disclose, if true, that each of the nominees has consented to being named in the proxy statement.  Please refer to Rule 14a-4(d).  If any person has not so consented, then that person is not a bona fide nominee and such person may not be named in the proxy statement.

Response:  Each of the Company’s nominees has consented to being named in the Proxy Statement.  The Company has revised page 9 of the Preliminary Proxy Statement in response to this comment.

Biographical Information for Nominees, page 8

9.              Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.  For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year, as necessary.  Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.  For example, we note that such information is lacking in the business description of the following individuals:  Mr. Adams, Ms. Beck, Mr. Costa, and Dr. Gavin.

Response:  The Company has revised pages 10 and 11 of the Preliminary Proxy Statement to provide additional biographical information for Mr. Adams, Ms. Beck, Mr. Costa and Dr. Gavin in response to this comment.

Background of Executives Not Listed Above, page 11

10.       Please revise the biographical information of Mr. Marshall so that it complies with Item 401(e) of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.  Please revise Mr. Marshall’s biography so that it describes his business experience for the past five years, without gaps, and disclose the dates of experience by month and year, as necessary.

Response:  The Company has revised page 14 to provide additional biographical information for Mr. Marshall in response to this comment.

Information Regarding the Board of Directors and its Committees, page 14

11.       We note that the board has an Audit Committee, a Compensation and Human Resources Committee, a Corporate Governance Committee, and a Finance Committee.  Please expand your disclosure to state the number of committee meetings held by each committee during the last fiscal year, in accordance with Item 407(b)(3) of Regulation S-K.  Please revise to include information regarding the number of meetings held by the Corporate Governance Committee in your disclosure on page 6.  Refer to Item 7(d) of Schedule 14A.

Response:  The Company respectfully submits that the last row of the table on page 16 currently includes the requested disclosure of the number of meetings held by each committee of the Board in fiscal year 2008.  The Company has revised page 6 in response to this comment to disclose the number of meetings held by the Corporate Governance Committee in connection with the nomination process.

Proposal 2:  Approval of the 2009 Equity Incentive Plan

12.       Please expand this section to provide the information required by Item 10 of Schedule 14A.  Specifically, please disclose in tabular format, the benefits or amounts that will be received by or allocated to beneficiaries of the plan if such benefits are determinable.

Response:  The Company respectfully submits that the 2009 EIP is a new plan and no awards have been granted or allocated.  Accordingly, the benefits or amounts that will be received by or allocated to beneficiaries of the 2009 EIP are not currently determinable, and the Company therefore believes that the tabular disclosure is not required.  See The Manual of Publicly Available Telephone Interpretations, Section N. Proxy Rules and Schedule 14A (July 1997), Number 38.

Security Ownership of Certain Beneficial Owners and Management

13.       We note that the table provides information regarding the beneficial ownership of your common stock as of March 23, 2009.  Please update the table to provide this information as of the most recent practicable date.  See Item 6(d) of Schedule 14A.

Response:  The Company has revised pages 34 to 37 to provide beneficial ownership information as of April 8, 2009 in response to this comment.

Manner and Cost of Proxy Solicitation

14.       You indicate on page 60 that your directors and executive officers may solicit proxies by mail, in person or by telephone or other electronic means.  If “other electronic means” include the internet, please tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

Response: The Company respectfully submits that it does not plan to solicit proxies via internet chat rooms.

15.       Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please supplementally confirm your understanding.

Response:  The Company confirms its understanding of Rule 14A-6(b) and (c).

Proposal 5, page 32

North Dakota Reincorporation Proposal, page 52

16.       Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Please provide us with support for the statements regarding the “significant effort and expenses” associated with a reincorporation and the statement that management’s efforts in this regard would not yield a “commensurate benefit” to the company.

Response: The Company respectfully submits that its statements and disclosure with respect to the North Dakota reincorporation proposal are consistent with those made by other companies facing similar proposals.  The statements regarding the “significant effort and expenses” associated with a reincorporation reflect the Company’s determination that the reincorporation process would involve extensive legal review of all agreements to which it is a party to determine which consents and approvals would be needed to pursue such a reincorporation.  The Company has a small internal legal department which has no experience with North Dakota law, its regulations or its regulatory bodies.  In order to pursue the reincorporation, the Company would need to hire new outside counsel with little familiarity with the Company and its operations.  Additionally, effecting the reincorporation itself will require expenses which could be significant depending on the structure that is utilized.  One or more stockholder meetings may be required.  Such a process would necessitate the printing and distribution of proxy statements and other costs associated with stockholder meetings.  The Company has revised page 33 to clarify that benefits that would be commensurate to the anticipated costs associated with exploring and implementing a reincorporation are not apparent to the Company.

The Company believes that it already practices strong corporate governance.  As of April 1, 2009, the RiskMetrics Group determined that in terms of corporate governance, the Company outperformed 85.4% of companies in the Russell 3000 and 91.3% of companies in its industry.  Additionally, virtually all of the provisions in the North Dakota Act can be adopted by a Delaware corporation if they are determined to be in the best interests of the corporation and its stockholders.  Thus, it is not readily apparent to the Company, in light of the significant effort and expenses, that an equal benefit would be obtained for the Company or its stockholders through the reincorporation of the Company from Delaware to North Dakota.

Form of Proxy Card

17.       Please revise the form of proxy to clearly mark it as a “Preliminary Copy.”  Refer to Rule 14a-6(e)(1).

Response:  The Company has revised the Form of Proxy Card filed with Amendment No. 1 to be clearly marked as “Preliminary Copy” in response to this comment.

18.       We note your disclosure in the form of proxy that the proxy holders “may vote at the meeting or any adjournment or postponement thereof.”  (Emphasis added).  If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited.  Rule 14a-4(c)(7) confers discretionary authority upon a proxy to vote on matters incident to the conduct of the meeting.  To the extent applicable, please revise this disclosure and the proxy card.  The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.  Also provide the information required pursuant to Item 21 of Schedule 14A.

Response: The Company respectfully submits that it does not plan to adjourn the annual meeting as a means for soliciting additional proxies, and if the Company does adjourn the meeting, it will be for matters incidental to the annual meeting.  If the Company does intend to adjourn the annual meeting as a means for soliciting additional proxies, it will add the additional box on the proxy card and revise its disclosure in the Proxy Statement in response to this comment.

Soliciting Materials Filed April 3, 2009 and April 7, 2009

19.       Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

Provide us with support for the statements you make with respect to the following statements:

•                  “[t]he two new independent nominees…are widely respected leaders” in the biopharmaceutical industry;

•                  “[t]he ten nominees they have stated they intend to put forward collectively lack the experience and expertise necessary to maximize value for our shareholders and the commercialization expertise that many of our shareholders desire…”; and

•                  in statements regarding the provisions of your debt agreements, M. Wilson’s disclosure that such “provisions are addressed in model covenants published by the American Bar Association and, of the 26 comparable biotechnology companies with publicly-traded convertible securities that [you] identified, 15 (58%) have similar provisions included in their indentures…”

Where the basis of support are other documents, such as the American Bar Association model documents you reference, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:  The Company respectfully submits that the business experiences of the two new independent nominees support the statement that they are “widely respected leaders” in the biopharmaceutical industry.  Paul Clark has held leadership positions at four biopharmaceutical companies: Chairman, President and Chief Executive Officer of ICOS Corporation, Executive Vice President at Abbott Laboratories, Inc., Vice President at Marion Laboratories, Inc. and Executive Director at Sandoz AG.  He also currently serves on the board of directors of biopharmaceutical (and industry-related) companies, including: Catalent Pharma Solutions, Inc., Harlan Laboratories, Inc. and Talecris Biotherapeutics, Inc.  Paulo Costa has held leadership positions at two major biopharmarceutical companies: President and Chief Executive Officer of Novartis U.S. Corporation and Executive Vice President at Johnson & Johnson Pharmaceutical Group.

The Company respectfully submits that a comparison of the business experience of the Company’s proposed slate of nominees to the nominees put forth by Eastbourne and Icahn support the statement that the dissident nominess lack the “collective” diabetes and biopharmaceutical experience and expertise that the members of the Company’s slate possess.  The Company’s slate includes two medical doctors who are diabetes specialists (Dr. Skyler and Dr. Gavin).  The Company’s new nominees and several of the Company’s current directors have the operational, sales or marketing background in the biopharmaceutical industry as requested by the Company’s stockholders.  The ten nominees proposed by Eastbourne and Icahn collectively have little relevant medical experience and expertise and little commercialization and/or operational experience in the biopharmaceutical industry.  In addition, the ten dissident nominees do not have the diverse background that the Company’s slate of nominees offers.  Specifically, among Eastbourne and Icahn’s nominees, several are from the investment management/investment banking industry, three are medical doctors with specialties (cancer and pediatric surgery) that are not relevant to the Company’s business as compared to the Company’s two sitting medical doctors (both in diabetes), and one is from the entertainment industry.

The Company is attaching the relevant excerpts of the requested model covenants in trust indentures published by the American Bar Association in response to this comment.  The Company is also providing an analysis of covenants in indentures for convertible notes issued by biotechnology companies identified by the Company’s advisors in a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. Sec. 200.83.

20.       We note the reference in these materials that Icahn and Eastbourne “appear to be seeking control of the Board” based on their actions regarding your debt agreements and ongoing litigation.  In future filings, please avoid making assertions regarding Icahn and Eastbourne’s intentions without adequate factual foundation.

Response:  The Company confirms it will avoid making assertions regarding Icahn and Eastbourne’s intentions without adequate factual foundation in future filings.

*              *              *              *

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6630.

Very truly yours,

/s/ Alison S. Ressler
Alison S. Ressler

cc:                                 Mellissa Duru
Rose Dukin
(Securities and Exchange Commission)

Daniel M. Bradbury

Marcea Lloyd

(Amylin Pharmaceuticals, Inc.)

Attachment in Support of Response to Comment 19

“Model Negotiated Covenants and Related Definitions” by the Committee on Trust Indentures and Indenture Trustees, ABA Section of Business Law, published in The Business Lawyer, Volume 61, No. 4, August 2006.© 2006 by the American Bar Association. Reproduced with permission. All rights reserved. This information or any portion thereof may not be copied or disseminated in any form or by any means or stored in an electronic database or retrieval system without the express written consent of the American Bar Association.

Model Negotiated Covenants and Related Definitions

By the Committee on Trust Indentures and Indenture Trustees, ABA Section of Business Law*

INTRODUCTION

Negotiated covenants are the undertakings included in the indentures for debt securities where the investors in the securities are not satisfied to rely only on the issuer’s promise to pay the principal of and interest on the securities when due. Similar to the covenants contained in bank loan agreements, the negotiated covenants protect the investors by limiting the issuer’s right to take steps that may impair its ability to pay. Typically, the covenants limit the ability of the issuer to borrow money, grant liens on its assets, dispose of assets or make distributions to equityholders. The covenants address the variety of transactions that directly or indirectly have those economic effects.

The publication of model negotiated covenants is an outgrowth of a process that began in 1960 as the Corporate Indenture Project. That project was originated by the Committee on Developments in Business Financing of the Section of Business Law with encouragement from the Securities and Exchange Commission and important financial support from the American Bar Foundation.(1) The first Model Debenture Indenture Provisions were published in 1965 at the end of the bearer bond era. Recognizing the change in the market, the Model Debenture Indenture Provisions—All Registered Issue were published in 1967. Commentaries on the Model Debenture Indenture Provisions were published by the American Bar Foundation in 1971. Those forms, which include some negotiated covenants and commentary on those covenants have provided a drafting standard and authoritative guidance since that time.

The standard indentures provisions have updated twice. In 1983 a working group of the Committee on Developments in Business Finance of the Section of Business Law published the Model Simplified Indenture.(2) In 2000 the Committee on Developments in Business Finance, with contributions from members of the Committee on Trust Indenture and Indenture Trustees (which had been created as a committee of the Section of Business Law in the mid-1990s) published the

* William J. Whelan, III, Cravath, Swaine & Moore LLP, New York, NY, Task Force Chair.

(1)  See Churchill Rodgers, The Corporate Trust Indenture Project, 20 BUS. LAW. 551 (1965).

(2)  38 BUS. LAW. 741 (1983).

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Revised Model Simplified Indenture.(3) All the necessary terms for the issuance and exchange of the securities, appointment of the trustee and enforcement of remedies are fully elaborated in these models. The forms are simplified only by the omission of the negotiated covenants. The Model Negotiated Covenants are designed to integrate with the Revised Model Simplified Indenture to provide a complete drafting base for a corporate indenture.

Other efforts at standardization include a First Report on Uncertificated Debt Securities, System Credit Risk and Sample Uncertificated Debt Indenture prepared by an Ad Hoc Committee on Uncertificated Debt Securities which has not been widely implemented in the absence of market acceptance for uncertificated securities.(4) Modern indentures do incorporate terms reflecting the indirect holding system, principally through Depository Trust Company that is in near universal use for debt securities. The National Association of Bond Lawyers published a model municipal indenture in 2000 that includes fund mechanics and other aspects of municipal conduit indentures not found in corporate indentures.

The Model Simplified Indenture and the Revised Model Simplified Indenture expressly excluded from their scope the covenants negotiated with sub-investment grade issuers by the initial purchaser or underwriter on behalf of the ultimate investors in the securities. There have been significant developments in the covenants for such issues in the decades since the American Bar Foundation Indenture forms were published to address the variety of sophisticated transactions developed in the intervening period. Several law firms have prepared for their investment bank clients model covenants and commentary. The Task Force has prepared a set of the covenants that typically appear in indentures for high yield issuers with the necessary definitions and commentary on the issues that arise in connection with the negotiation and interpretation of the covenants. The commentaries also include citations to relevant court decisions.

Even if they are not adopted in substitution for various forms developed and currently used by the law firms for the investment banks that are principally responsible for the preparation of indentures, the model covenants and their commentary will be useful in highlighting issues to be considered by the representatives of issuers and other parties who become involved in the negotiation and interpretation of covenants. The material discussed in this article is for training and illustrative purposes only and does not purport to reflect appropriate covenants or definitions that should be used in any particular situation. With a few exceptions, the model covenants and definitions contained herein also do not purport to reflect a view what is and what is not “market” in high yield issues.

In this article, language that would actually appear in an indenture appears in regular, roman typeface. Commentary of the Task Force appears in italics and is clearly separated from the indenture text. Transaction specific details, such as financial ratios, to be inserted by the drafter are indicated by a bullet • or brackets [  ].

(3)  55 BUS. LAW. 1115 (2000).

(4)  46 BUS. LAW. 909 (1991).

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James Gadsden, Chair, Committee on Trust Indentures and Indenture Trustees, Section of Business Law

William Whelan, Chair, Task Force on Model Indenture Covenants

Joerg Esdorn, New York, New York

Jeremy Dickens, New York, New York

Steven Wagner, Chicago, Illinois

Adam Cohen, New York, New York

Frank Adams, New York, New York

Contributors
July 2006

TABLE OF CONTENTS

MODEL DEFINITIONS
SECTION 1.01. Definitions	1442
Additional Assets	1442
Affiliate	1443
Asset Disposition	1444
Attributable Debt	1446
Average Life	1447
Board	1447
Capital Lease Obligation	1447
Capital Stock	1447
Change of Control	1448
Consolidated Coverage Ratio	1452
Consolidated EBITDA	1456
Consolidated Interest Expense	1458
Consolidated Leverage Ratio	1460
Consolidated Net Income	1462
Credit Agreement	1466
Currency Agreement	1466
Disqualified Stock	1467
GAAP	1468
Guarantee	1469
Hedging Obligations	1469
Incur	1469
Indebtedness	1470
Interest Rate Agreement	1473
Investment	1473
Issue Date	1475
Lien	1475
Net Available Cash	1476
Net Cash Proceeds	1478
Obligations	1478
Parent	1478

1441

Permitted Holders	1478
Permitted Investment	1478
Permitted Liens	1482
Person	1487
Preferred Stock	1488
Refinance	1488
Refinancing Indebtedness	1488
Related Business	1490
Restricted Payment	1490
Restricted Subsidiary	1492
Sale/Leaseback Transaction	1492
Secured Indebtedness	1492
Senior Indebtedness	1492
Stated Maturity	1494
Subordinated Obligation	1494
Subsidiary	1495
Temporary Cash Investments	1495
Unrestricted Subsidiary	1496
Voting Stock	1499
Wholly Owned Subsidiary	1499
SECTION 1.02. Other Definitions	1499
SECTION 1.03. Incorporation by Reference of Trust Indenture Act	1499
SECTION 1.04. Rules of Construction	1499

MODEL COVENANTS
SECTION 4.04. Limitation on Indebtedness	1500
SECTION 4.05. Limitation on Restricted Payments	1509
SECTION 4.06. Limitation on Sales of Assets and Subsidiary Stock	1518
SECTION 4.07. Change of Control	1525
SECTION 4.08. Limitation on Liens	1527
SECTION 4.09. Limitation on Affiliate Transactions	1529
SECTION 4.10. Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries	1532
SECTION 4.11. Limitation on Sale/Leaseback Transactions	1533
SECTION 4.12. Limitation on Restrictions on Distributions from Restricted Subsidiaries	1533
SECTION 4.13. SEC Reports	1536
SECTION 4.14. Merger and Consolidation	1537

MODEL DEFINITIONS

SECTION 1.01. DEFINITIONS

“Additional Assets” means:

(1) any property, plant or equipment, in each case that is not classified as a current asset under GAAP and is used in a Related Business;

1442

“Change of Control” means the occurrence of any one of the following:

(1)   prior to the earlier to occur of (A) the first public offering of common stock of Parent or (B) the first public offering of common stock of the Company, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Parent or the Company, any merger, consolidation, liquidation or dissolution of the Parent or the Company, or any direct or indirect transfer of securities by Parent or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the “specified person”) held by any other Person (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

* Commentary

This first clause of the definition provides that, with respect to a Company that is not a public company, if a designated group of controlling shareholders (the so-called “Permitted Holders”) fails to continue to own a majority of the outstanding Voting Stock of the Company, a change of control has occurred. The Permitted Holders will usually be the majority shareholder, if there is a single such shareholder, or a group of shareholders that at the time of the issuance of the Securities collectively own a majority of the Voting Stock of the Company. The underlying theory is that the Securityholders have made an investment decision based upon an evaluation of the skill and characteristics of the controlling shareholders and their managers at the time of the investment, and if such controlling shareholders fail to continue to hold that controlling position (which in a private company context is assumed to be a majority), then the Securityholders should be entitled to put their Securities back to the Company (typically at a price of 101% of principal).

(2)   any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board (for the

1448

purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

* Commentary

The second described event is similar to the first, except that it applies in a public company context. Once the Company is public, the Permitted Holders are entitled to fall below 50% and in fact could fall all the way to zero in terms of percentage ownership, without triggering a change of control. A change of control under this prong occurs only if persons other than the Permitted Holders acquire (typically) “beneficial ownership” of 35% or more of the Voting Stock of the Company and the Permitted Holders own a lesser percentage and the Permitted Holders do not have the right, by contract or otherwise, to elect or designate a majority of the members of the Board. In situations where the Company has a parent corporation, the foregoing two prongs of the definition also requires an analysis of the stockholdings of the parent.

Some have questioned whether it is fair to the Company to expand, as this definition does in clause (2) above, the definition of “beneficial ownership” beyond its common SEC meaning so that it includes having the right to acquire voting securities regardless of the duration of the exercise period of the option (the SEC rules only charge a person with beneficial ownership if such person’s option to acquire the relevant securities is exercisable within 60 days of the relevant date of determination). (Most indenture forms follow the construct set out in the Model definition above.) While a Company may argue that no change of control occurs if a third party acquires an option, exercisable one year after the option grant, to purchase 35% of the Voting Stock of the Company, to date the market seems to have taken the opposite view. The theory is that a third party with such an option has the implicit power to direct the future policies of the Company, at least to such an extent that a creditor (i.e., the Securityholders) may wish to have an opportunity to reevaluate its investment in the Company.

An alternative to the multiple-trigger approach set forth above provides that if any third party (other than the Permitted Holders, if any) acquires a specified percentage of voting control (regardless of the holdings of the Permitted Holders), then a change of control has occurred. For example:

Alternative Example:

“( ) any ‘person’ (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as such term is defined in Rules 13(d)-3 and 13(d)-5 of the Exchange Act, except that for purposes of this clause (2) such Person shall be deemed to have ‘beneficial ownership’ of all shares that any such person has the right to acquire, whether such right is exercisable

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immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided that if such person is a group of investors which group includes one or more Permitted Holders, the shares of Voting Stock of the Company beneficially owned by the Permitted Holders that are part of such group shall not be counted for purposes of determining whether this clause ( ) is triggered;”

(3)   [at any time after the first public offering of common stock of the Company or Parent, as the case may be,] individuals who on the Issue Date constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or who were elected with the consent of the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors then in office;

* Commentary

The foregoing event is designed to pick up the occurrence of a contested proxy fight where there may not be a change in ownership of the stock of the Company, but a new group of stockholders has gained control of the Board. The bracketed language is not included in all forms. Under some indentures, the foregoing provision is limited to changes that occur over a specified period of time. For example, the provision may provide that there is not a change of control unless the foregoing change in board membership occurs during any period of two consecutive years.

In some covenant forms, this provision is drafted to encompass situations in which the existing Board approves the election of new directors in the context of a threat of a proxy fight. For example:

“(3)    the following individuals cease for any reason to constitute more than [two- thirds] [majority] of the number of directors then serving on the Board: individuals who, on the Issue Date, constitute the Board and any new director (other than a director whose initial assumption of the office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended”;

(4)   the adoption of a plan relating to the liquidation or dissolution of the Company; or

(5)   the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (i) a transaction in

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which the survivor or transferee is a Person that is controlled by the Permitted Holders or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Securities and a Subsidiary of the transferor of such assets.

* Commentary

This final provision of the definition, which is included in most but not all indentures, may require a change of control offer even if the transaction complies with the Merger covenant. It addresses a transaction in which the Company is involved in a merger transaction in which the shareholders of the other company in the transaction become the majority shareholders of the surviving company. Assuming that there is no single shareholder (or group of shareholders) of the surviving company that would trip the 35% (or 50%) level after giving effect to the merger, this situation would not otherwise trigger a change of control under the second prong above. However, a transaction of such magnitude, where the Company has effectively been acquired, is a significant corporate event for the Company. Thus, this type of event is included in the change of control provisions of the indenture, even though no change of control (as the term may be commonly construed) actually occurs.

The exception described in clause (ii) (A) above, under some covenant forms, does not require that voting control be held in substantially the same proportion as it was prior to the transaction, so long as voting control is maintained in the aggregate by the original controlling group. Note also in the language above that voting control after the merger can be measured “directly or indirectly,” so that if the parties use a subsidiary to effect the merger as opposed to completing a direct merger, no change of control would occur under this clause (5) if the shareholders of the pre-merger Company hold a majority of the voting securities of the survivor or the survivor’s parent.

In clause (ii) (B), a sale of assets transaction will not be treated as a change of control if the Company sells the assets and takes back as consideration a majority voting position in the transferee. In such a case, the transferee becomes the “Company” by assuming the indenture obligations, but the transferor and its shareholders remain in control, so no change of control has occurred. In any other sale of assets transaction covered by the definition, control passes to the shareholder of the transferee, triggering the change of control offer. In 2000, a Minnesota court, applying New York law in interpreting a provision similar to clause (ii) (B) but which covered not only sales but also conveyances and transfers of all or substantially all the assets of the Company, concluded that the non-exclusive license by the Company of the Company’s valuable patents was a “transfer” that, because of the relative value of the patents versus the Company’s other assets,

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triggered the Company’s obligation to make a change of control offer. U.S. Bank Nat’l Ass’n v. Angeion Corp., 615 N.W.2d 425 (Minn. 2000).

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)          if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to any Indebtedness Incurred on the date of determination pursuant to Section 4.04(b);

(2)          if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period; provided, however, that the pro forma calculation of Consolidated Interest Expense shall not give effect to the discharge on the date of determination of any Indebtedness to the extent such discharge results from the proceeds of Indebtedness Incurred pursuant to Section 4.04(b);

(3)          if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, Consolidated EBITDA for such period shall be reduced by an amount equal to Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to Consolidated EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period

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terms of this Section 4.06(d)(3). A Security shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.

(e)          The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.06(e). To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.06(e), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.06(e) by virtue of its compliance with such securities laws or regulations.

CHANGE OF CONTROL

* Commentary

The change of control covenant is designed to allow the Securityholder, upon the occurrence of certain events, to reevaluate the investment in the Company represented by the Securities. Upon the occurrence of such event, the Company is required to offer to purchase such Securities at a purchase price of 101% of the principal amount of such Securities. This is commonly referred to as a change of control “put.”

In some instances, particularly in deals that are rated at the upper end of the high yield spectrum, indentures are drafted so that the change of control put is triggered only upon the occurrence of both a change of control transaction and a resulting adverse change in credit ratings.

Note that this provision does not entitle the Company to redeem the Securities at its election. As a result, if the Company is acquired in a transaction viewed as “credit positive” from a Securityholder’s perspective, Securityholders may not tender (e.g., if the Securities trade at greater than 101% of principal amount, the Change of Control price). In such a situation, the Securities would remain outstanding unless the Company makes a tender offer for the Securities (at a higher price than 101%) and all Securities are tendered. In many situations, a tender will be accepted by a large percentage of outstanding Securityholders if the Company agrees to pay a “make-whole” premium equal to the discounted present value of (a) the redemption price on the first day on which the Company is entitled to redeem the Securities (which is typically the last day of year five for a 10 year note issue) and (b) all interest payments due until that earliest redemption date. The discount rate for this calculation is usually calculated to be the treasury rate (based on duration to the earliest redemption date) plus a margin of typically 50 to 100 basis points (.50% to 1.00%). In a small number of deals, the Company has the right to redeem the Securities upon a Change of Control at a “make whole” premium calculated in a similar fashion. This avoids the need to make a formal tender offer (and the resulting expense) and ensures that all Securities can be taken out upon a Change of Control (i.e., there will be no holdouts).

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SECTION 4.07. CHANGE OF CONTROL

(a)   Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company purchase such Holder’s Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in Section 4.07(b). [In the event that at the time of such Change of Control the terms of the Senior Indebtedness of the Company restrict or prohibit the repurchase of Securities pursuant to this Section 4.07(a), then prior to the mailing of the notice to Holders provided for in Section 4.07(b) below but in any event within 30 days following any Change of Control, the Company shall (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consent under the agreements governing such Senior Indebtedness to permit the repurchase of the Securities as provided for in Section 4.07(b).]

* Commentary

The bracketed language, for Securities that are subordinated, recognizes that the terms of senior debt may prohibit a Company from offering to purchase and purchasing subordinated debt. If that is the case, the covenant requires the Company, prior to making the offer to purchase the Securities, to either obtain the requisite consent from the senior lenders or refinance such senior debt. Some indentures do not contain such a requirement, but unless they also release the Company from making the Change of Control offer, it is not clear that the Company has any other option other than to refinance the Senior Indebtedness or to obtain such consent.

(b)   Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)   that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)   the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, each after giving effect to such Change of Control);

(3)   the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

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(4)   the instructions determined by the Company, consistent with this Section 4.07, that a Holder must follow in order to have its Securities purchased.

(c)   Holders electing to have a Security purchased will be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders will be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

On the purchase date, all Securities purchased by the Company under this Section 4.07 shall be delivered by the Company to the Trustee for cancellation, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

(d)   Notwithstanding the foregoing provisions of this Section 4.07, the Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section applicable to a Change of Control Offer made by the Company and purchases all Securities validly tendered and not withdrawn under such Change of Control Offer.

(e)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.07. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.07, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.07 by virtue of its compliance with such securities laws or regulations.

* Commentary

Some forms include a provision requiring the Company to publicly announce the results of the offer to purchase on or shortly after the payment date for the tendered Securities.

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